FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

GSK extends presence in Asia with new strategic alliance in South Korea

GlaxoSmithKline (GSK) today entered into a strategic alliance with Dong-A Pharmaceuticals Co., Ltd. (Dong-A), the number one pharmaceutical and OTC Company in South Korea.  As part of the transaction, GSK will acquire a 9.9 percent minority equity shareholding in Dong-A for £73.9m (KRW 142.9bn).

Dong-A has a portfolio of proprietary and generic pharmaceutical products and leading consumer healthcare brands. Last year, Dong-A reported total sales of £414 million (KRW 801 bn).

The alliance will initially co-promote selected GSK and Dong-A pharmaceutical products for use in primary care.  Additional synergies will be explored to strengthen both companies' commercial positions within the Korean pharmaceutical market.

Under the terms of the agreement the companies will share profits generated from the co-promoted products above pre-agreed baselines.  A new business unit will be created within Dong-A to manage the collaboration.

Christophe Weber, Senior Vice President & Regional Director of Asia Pacific, GlaxoSmithKline
said
:
"With Dong-A's market-leading position and expertise in Korea, this alliance presents a significant opportunity for GSK to extend its commercial footprint and build operational scale in this fast growing Asian market."

Mr. Won-Bae Kim, the president of Dong-A
said: "Together with GSK, we have built an excellent win-win alliance.  This collaboration is expected to improve our market competitiveness in the fast changing domestic and global pharmaceutical markets. It will enable us to accelerate our transformation into a true global player taking advantage of GSK's excellent product pipeline as well as their global marketing/operational expertise and standards."

Closing of the transaction is subject to fulfilment of certain conditions as agreed between GSK and Dong-A.

Notes to editors
The Korean pharmaceutical market (ethical, over-the-counter) has consistently enjoyed double-digit growth (13.9% CAGR 2006-08) and in 2008, was the 13th largest pharmaceutical market in the world.  IMS suggests the market is forecast to grow by approximately 10% CAGR through to 2012.

GSK Korea reported sales of £225 million (KRW 434 bn) in 2009 and is currently ranked number 5 in the Korean pharmaceutical market.

SM Bicknell
Company Secretary
11 May 2010

GlaxoSmithKline -
One of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com and www.gsk-korea.co.kr.

Dong-A Pharmaceutical Co., Ltd.
- Dong-A is the #1 pharmaceutical company in Korea with 2009 total sales of KRW 801bn (£
414m) across a range of proprietary and generic Rx products and leading Cx brands.  It has industry-leading commercial capabilities and scale, a proven track record of successful collaboration with overseas pharma companies and a good reputation within Korea.  It has been listed on the Korean Stock Exchange since 1970.  For further information please visit
http://www.donga-pharm.com/index.jsp

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 11 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc